Exhibit (d)(b)(1)
ADVISORY FEE WAIVER AGREEMENT
AMERICAN FUNDS GROWTH PORTFOLIO
OF PACIFIC SELECT FUND
          This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the American Funds Growth Portfolio, a portfolio of the Trust ( “Portfolio” or the “Feeder Portfolio”) is effective as of May 1, 2007.
          WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;
          WHEREAS, the Portfolio is a feeder portfolio and invests substantially all of its assets in the Growth Fund (“Master Fund”), a series of the American Funds Insurance Series; and
          WHEREAS, the Trust and the Adviser are parties to the Amended and Restated Investment Advisory Agreement dated on January 1, 2005 (“Advisory Contract”), pursuant to which the Adviser provides investment advisory services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio;
          NOW THEREFORE, the parties hereto agree as follows:
I.	Advisory Fee Waiver
A.	Amount of Waiver. During the term of this Agreement, for so long as the Feeder Portfolio invests substantially all of its assets in the Master Fund (Growth Fund), the Adviser hereby agrees to waive a portion of its investment advisory fee for the Feeder Portfolio so that its advisory fee does not exceed an annual rate of 0.41%.
II.	Term and Termination of Agreement.
A.	This agreement shall have an initial term of one year, commencing on May 1, 2007 and ending on April 30, 2008. This Agreement shall automatically renew for successive one-year terms (each a one-year term) ending April 30th of each year, unless the Adviser provides written notice of the termination of this Agreement to the Trust prior to the termination of the applicable one-year term.

B.	Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the

Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.
III.	Miscellaneous.
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of California, without regard to the conflicts of law provisions thereof.
          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PACIFIC SELECT FUND

BY:	/s/ Mary Ann Brown Name: Mary Ann Brown
Title: President

PACIFIC LIFE FUND ADVISORS LLC

BY:	/s/ Howard T. Hirakawa Name: Howard Hirakawa
Title: Vice President

BY:	/s/ Audrey L. Milfs Name: Audrey L. Milfs
Title: Secretary